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                                                                       Exhibit 1
                                                                       ---------


NEWS RELEASE                                               FOR IMMEDIATE RELEASE
                                                   For More Information Contact:
                                                            J. Patrick Nicholson
                                                         Chief Executive Officer
                                                                              or
                                                                 James K. McHugh
                                                         Chief Financial Officer
                                                                  (419) 535-6374


                       N-VIRO CONCLUDES MANCHAK SETTLEMENT
              AND ACHIEVES TERMINATION OF MANCHAK - VFL LITIGATION
              ----------------------------------------------------


Toledo, Ohio, December 4, 1997 - J. Patrick Nicholson, Chief Executive Officer of N-Viro International Corporation [NASDAQ/NVIC], announced today that a final settlement has been achieved with Frank Manchak Jr. et. al. regarding both N-Viro's debt to Manchak and his litigation against N-Viro's agent and licensee, VFL Technology Corporation of West Chester, Pennsylvania.

Nicholson stated: "N-Viro has fully paid Manchak without requiring any sales on the open market of N-Viro stock by Manchak. All 250,000 shares of N-Viro stock originally issued to Manchak, as well as an option to purchase an additional 100,000 shares at a price of $1.75 per share, have been reacquired by the Company as part of the settlement for a total purchase price of $460,000. Included in this sum was the satisfaction of all outstanding debt to Manchak. The S-3 Registration Statement filed by the Company on July 21, 1997, to register the stock issued to Manchak can now be formally withdrawn.

"The final payment," Nicholson said, "included an agreement by Manchak to drop all litigation against VFL Technology Corporation. N-Viro made clear its full intent to seek damages against Manchak, if Manchak continued litigation against VFL or any N-Viro agent or licensee. N-Viro went to court to ensure that all N-Viro agents and licensees were protected against Manchak's litigation."

According to Nicholson: "Since 1987, the use of alkaline technologies in publicly owned wastewater residuals management has increased tenfold, from 2 percent to 20 percent, in the U.S. Generators and their consultants are urged to require any supplier of alkaline technology to indemnify the owner against any patent infringement of their proposed operation. Without such protection the public and the consultant are at serious risk. N-Viro offers such protection. Moreover, N-Viro provides $5 million product liability protection without an environmental waiver."

N-Viro International develops, markets and licenses the N-Viro technology. N-Viro's patented process uses mineral-rich, combustion by-products to treat, pasteurize, immobilize and convert wastewater sludges and other bio-organic wastes into bio-mineral agricultural and soil-enrichment products with real market value.

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